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                                January 12, 2021

       Manish Chandra
       Chief Executive Officer
       Poshmark, Inc.
       203 Redwood Shores Parkway, 8th Floor
       Redwood City, California 94065

                                                        Re: Poshmark, Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed January 11,
2021
                                                            File No. 333-251427

       Dear Mr. Chandra:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 8, 2021 letter.

       Amendment No. 3 to Registration Statement on Form S-1, filed January 11, 2021

       Poshmark Inc. Condensed Consolidated Balance Sheets, page F-36

   1. Your outstanding shares of common stock on a pro forma basis as of September 30, 2020 do not appear to
include the common shares issuable upon the conversion of your $50 million of convertible
notes in connection with the offering. Please revise to include these shares in your
outstanding pro forma common shares as of September 30, 2020.
       General

   2. We note your amended disclosure throughout your filing that "[u]pon completion of this offering, our executive
officers and directors, and their affiliates, will beneficially own, in the aggregate,
approximately 18.9% of the voting power of our outstanding shares of
 Manish Chandra
Poshmark, Inc.
January 12, 2021
Page 2
      common stock." However, it appears from your beneficial ownership table on page 139 that executive directors, officers, and their affiliates will own a much greater percentage of your voting power upon completion of the offering; in this regard, it is unclear to us why you have excluded percentages owned by affiliates of your directors and officers from your calculation of beneficial ownership. Specifically, it appears that you have omitted the voting shares attributable to entities affiliated with Mayfield, even though your footnote disclosure reflects that Navin Chaddha shares beneficial ownership of the
      Mayfield shares. Therefore, please amend the disclosure throughout your filing to reflect the percentage of ownership control of your executive officers and directors, and their affiliates, as presented in your beneficial ownership table, or tell us why you are not required to do so.
       You may contact Linda Cvrkel at (202) 551-3813 or Lyn Shenk at (202) 551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Mara Ransom at (202) 551-3264 with any other questions.



                                                             Sincerely,
FirstName LastNameManish Chandra
                                                             Division of
Corporation Finance
Comapany NamePoshmark, Inc.
                                                             Office of Trade &
Services
January 12, 2021 Page 2
cc:       Anthony J. McCusker
FirstName LastName